Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

Cell Therapeutics, Inc. and Novuspharma S.p.A Announce Shareholder Approval of Merger

SEATTLE and MILAN, Italy, Oct. 23 /PRNewswire-FirstCall/ — Cell Therapeutics, Inc. (CTI) (Nasdaq: CTIC – News) and Novuspharma S.p.A. (Novuspharma) (Nuovo Mercato: NOV.MI and NOV IM) today announced that the shareholders of both companies have approved the merger of Novuspharma with and into CTI. The transaction, which was first announced on June 17, 2003, is expected to close late in the fourth quarter of 2003 or early in the first quarter of 2004. As consideration for the transaction, CTI will issue approximately 16 million shares of its common stock, based on the number of Novuspharma ordinary shares outstanding as of June 16, 2003.

Following the merger, the combined company will have one marketed product, its own sales force and a pipeline of anti-cancer drugs. The merger is expected to strengthen the balance sheet of the combined entity, with approximately $225 million in cash, cash equivalents and securities available- for-sale (pro-forma at Sept. 30, 2003), and a projected $18-20 million a year in cost savings starting in 2004.

About Novuspharma S.p.A.

Novuspharma S.p.A. is a biopharmaceutical company that leverages its expertise in the field of oncology to discover and develop innovative new treatments for cancer. The Company is traded on the Nuovo Mercato of the Borsa Italiana. Based in Bresso (Milan), Italy, Novuspharma began operations in 1999, following its spin-off from Boehringer Mannheim and Hoffmann-La Roche. The company was spun-out in order to exploit the research and development team’s expertise in the field of cancer research. The Company has a broad and diverse product portfolio and a rich research pipeline including new generations of existing therapies and completely novel classes of pharmaceutical agents. For additional information, please visit www.novuspharma.com.

About Cell Therapeutics, Inc.

Based in Seattle, Washington, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.cticseattle.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed CTI/Novuspharma merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies fails to satisfy conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward- looking statements: the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K/A for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and Registration Statements on Forms S-3 and S-4. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.